January 7, 2009

VIA EDGAR

John Reynolds, Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:           Hythiam, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Definitive Revised Proxy Statement on Schedule 14A
Filed June 3, 2008
Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
Registration Statement on Form S-3
Filed on August 15, 2008; amended September 19, 2008
File No. 001-31932

Dear Mr. Reynolds:

Reference is made to the letter received by Hythiam, Inc. from Mr. Reynolds, Assistant Director of the Securities and Exchange Commission (the “Staff”), dated December 22, 2008, relating to the Staff’s comments on our Form 10-K for Fiscal Year Ended December 31, 2007, Definitive Revised Proxy Statement on Schedule 14A filed June 3, 2008, Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008 and Registration Statement on Form S-3 filed on August 15, 2008 and amended September 19, 2008. As discussed with Bill Kearns, Assistant Chief Accountant, Hythiam, Inc. (the "Registrant") hereby requests an additional 10 business days to respond to such comments in order to provide sufficient time to and review such responses with our independent accountants and outside counsel. We will provide a response on or before January 21, 2009.

If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (310) 444-4338.

Very truly yours,

/s/ Maurice Hebert
Maurice Hebert
Chief Financial Officer

cc:  John C. Kirkland, Esq.